NORTH EUROPEAN OIL ROYALTY TRUST
                              P.O. BOX 456
                           RED BANK, NJ 07701

                                                               May 23, 2007
Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-7010


Dear Ms. Davis:


          North European Oil Royalty Trust (the "Trust") has received your letter dated May 22, 2007 (the "Comment Letter") setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Trust's Form 10-K for the fiscal year ended October 31, 2006 (the "Form 10-K").

          The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Trust acknowledges that comments of the Staff regarding the Form 10-K, or changes to disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to such filing. The Trust also acknowledges that the Staff's comments may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          For your convenience, we have reproduced the comment from the Comment Letter immediately before the Trust's response.


FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2006
----------------------------------------------------

Disclosure Controls and Procedures, page 38
-------------------------------------------

1.   Comment
     -------

          We note your disclosure that your "Managing Director concluded that the Trust's disclosure controls and procedures were effective, in all material respects, with respect to recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Trust's management in the reports that are filed or submitted under the Exchange Act." Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports its submits under the Act are accumulated and communicated to the issuer's management. Please modify your disclosed definition of "disclosure controls


                                   -2-

and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement in future filings. In addition, please confirm that, as of the end of your fiscal year ended October 31, 2006 and your fiscal quarter ended January 31, 2007, your disclosure controls and procedures were effective in accordance with the applicable Exchange Act Rule or otherwise advise.


Response
--------

          In future filings, the Trust confirms that it will modify its disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(c), if appropriate, to address this requirement. In particular, the Trust plans to include the following language in the Form 10-Q for the fiscal quarter ended April 30, 2007 with respect to disclosure controls and procedures:

          The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of April 30, 2007. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of April 30, 2007"

          In addition, the Trust confirms that, as of the end of the Trust's fiscal year ended October 31, 2006 and the Trust's fiscal quarter ended January 31, 2007, the Trust's disclosure controls and procedures were effective in accordance with the applicable Exchange Act rules.

                         ----------------------------


          We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at
(732) 741-4008.

                                     Sincerely,

                                     NORTH EUROPEAN OIL ROYALTY TRUST

                                     By: /s/  John R. Van Kirk
                                     -------------------------
                                              John R. Van Kirk
                                              Managing Director